SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Opportunity Partners LP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

NA

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



This statement constitutes Amendment No.5 to the Schedule 13D filed on November 17, 2003. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
Opportunity Partners L.P. has submitted a shareholder resolution for inclusion in management's proxy statement for the next annual meeting of stockholders (See exhibit 1). As required by Rule 14a-8 of the Securities and Exchange Act of 1934, at the time of submission of the shareholder resolution, Opportunity Partners L.P. had continuously owned shares of BKF valued at more then $2,000 for more than one year and intends to continue to hold these shares through the date of the next annual meeting.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Shareholder Resolution

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/15/04
By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

Exhibit 1.
 Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY
                              10570
    (914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

                                   November 1, 2004

John A. Levin
Chairman, Chief Executive Officer and President
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Dear John:

We think the trend of major financial institutions acquiring hedge fund advisory firms at very attractive valuations has created a window of opportunity for BKF. We urge you to pursue a strategic transaction for BKF with the goal of enhancing shareholder value. Unless you can give us a good reason for not pursuing such a transaction, we intend to submit the following proposal for a shareholder vote at the 2005 annual meeting.

We have beneficially owned shares of BKF Capital Group, Inc. valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting. We hereby submit the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy material for the 2005 meeting of stockholders.

RESOLVED: The stockholders of BKF Capital Group request that an investment banking firm be engaged to pursue a sale of the Company.

                      Supporting Statement

BKF's ratio of market capitalization to assets under management is less than 2%. That is well below the ratio of most other investment management companies. In addition, some recent sales of hedge fund management firms at prices exceeding 10% of assets under management have occurred. We believe BKF could be an attractive acquisition candidate for a larger financial institution. Therefore, an investment banking firm should be engaged as soon as practicable to pursue a sale of BKF.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner